Filed by Crown PropTech Acquisitions

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crown PropTech Acquisitions

Commission File No. 001-40017

SPACInsider posted an interview with Steve Van Till and Richard Chera on April 13, 2022 at the following location: https://spacinsider.com/webinars-podcasts/. The transcript of the interview follows:

•	Participants

o	Nick Clayton – SPACInsider

o	Marlena Haddad – SPACInsider

o	Steve Van Till – Brivo, Inc.

o	Ricky Chera – Crown PropTech Acquisitions

Nicholas Clayton (NC): Hello and welcome to another SPACInsider podcast. I'm Nick Clayton and this week my colleague Marlena Haddad and I will be speaking with Steve Van Till, CEO of Brivo. Brivo entered into an $800 million accommodation agreement with Crown PropTech Acquisitions in November. It is a technology firm providing cloud connected hardware allowing clients to remotely manage their properties. Customers also gain access to data and business intelligence insights from the aggregate activity across Brivo’s network. We discuss how that pandemic changed the proptech business in lasting ways and what new tech layers Brivo plans to add to its growing portfolio. Crown PropTech CEO Ricky Chera also joins to give us a backside and customer side view of the transaction. Take a listen.

NC: So I just want to start with you, Steve. You know, through 22 years, we've probably seen so much change in the space we now call proptech. Just how different was Brivo back in 1999 and when did you really start to see the first changes that are now really defining the proptech space?

Steve Van Till (SVT): So how different was Brivo? I think there's two ways to answer that question. One is how different were we from all the other companies that were around back then and the second way would be how different are we then from where we are now? So I'll start with the first one. We were the first cloud company to enter the space, and of course the term proptech hadn't been born yet at that point. In fact, the term cloud wasn't even in use until 2006 or so, but we started out with a cloud-based model and, you know, the technology was obviously different because there weren't the public cloud platforms like Amazon Web Services and Google Cloud that are out there today, so it was really a roll your own environment. And in the early days, we found a major part of the task was simply proselytizing about the benefits of the cloud. People didn't know enough about it. They kind of knew about the dotcom era. They knew about ecommerce but the cloud as a business platform was virtually unknown, and if you think back, Salesforce.com, which is probably the best known of the early cloud companies, they were just getting started in 1999 as well. So that was a pretty big difference between us and every other kind of software business that was around back then. If I compare Brivo today to Brivo back then, we started from outside the security industry, which is in large measure why we brought fairly different ideas to the table than what people had in both the security and the fledgling smart building industry. And so, a lot of the ideas that we started then were coming from outside the industry more informed by my background and other tech industries like satellite communications, telephony, healthcare, things like that. Today I would say that both Brivo as a company and the industry as a whole has matured and there's much more depth in terms of product sets and customer understanding of what those product sets mean. That's been a welcome change. And then to focus really on the last three years, maybe three-to-four years, when a lot of new investment has come into proptech and made it clear to everyone that there's huge value in connecting both individual buildings and entire portfolios to cloud services, mobile services, data services. That's been a real sea change in terms of how people think about what we're doing.

NC: Great yeah, and for you, Ricky, yeah, looking at the big picture of property investments through both Rewire and Crown for quite some time. And what do you think has been the biggest switch that has driven the market recently? Is it coworking? Pop-ups? Or the labor shortages? And how did Brivo first come onto your radar?

Ricky Chera (RC): So, great question. So, we've actually seen this way before the coworking craze and definitely before the labor shortages that the markets are experiencing now. We identified the need for a company similar to Brivo at least a decade ago. We knew that technology has disrupted so many other industries. And being active in the real estate industry for close to two decades and then prior to that, just having that exposure being in the family business for so many years, we saw as technology disrupts other industries, we knew it was going to affect this huge asset class such as real estate. But we knew that in trying to identify and find the company that was going to make a major impact and a major change, it would need to have the ability to scale and to also have a team that was seasoned and experienced to be able to capitalize on that vision. And when we found Brivo, we knew that it really checked the boxes for so many of the qualities we were looking for in a company. So, for us it, was a natural fit. And, you know, being a user of Brivo at some of our properties, we knew how well the product worked and also how the integrators of their products were so much happier with their product versus some of the competitors out there. It was just a natural fit for us to be able to have this merger happen.

Marlena Haddad (MH): And for Steve, to get into Brivo specific business model, what is your rollout like for each property? How early do you get involved with developers in order to integrate Brivo’s technology into their design? And how does your revenue from each building change overtime?

SVT: Good question. So, there's quite a bit of variety and I think the first thing that you'd need to be aware of to understand the context of my answer would be that unlike some other technologies and companies that are focused on new construction, 95 plus percent of our customers are in existing buildings. And they could be tenants in a building. They could be the property manager or the owner of the building, but 95 plus percent of our rollouts are in existing buildings. And so, what those tend to look like are people moving into a new space or expanding to another space, or having started in one geography and now multiplying to a greater geography. Whole Foods, who's mentioned in our investor presentation, is a great example of that, where we started out in five properties and now we're in about 270, marching onto all 500 of their retail locations in U.S. So, most of those from a purchase cycle standpoint look like getting on our radar perhaps three to six months before an installation actually happens. In larger enterprise applications or commercial real estate applications, there will usually be a small trial from, you know, one to five buildings or something like that before they commit to an entire portfolio. And then the portfolio rollouts themselves can take anywhere from a year to two years something like that depending really on the urgency of the product for the client and simply how many assets they have to outfit with our technology.

MH: And you also appear to have lined up a fair amount of large customers and partners – you mentioned Whole Foods – that help you keep a steady flow of sourcing projects. What can you tell us about those relationships?

SVT: So, they've changed over the years. This is another way that there's been a shift in how the industry works with customers. In the early days, almost everything that went into a building was done by a systems integrator, and that's still how we deliver all of our products is through the 1,500 plus systems integrators that are out there pulling wires and installing things in these buildings. So, they still are a very important part of fulfillment. But the upfront relationship with these larger clients in particular has a lot to do with the SaaS characteristics. The cyber security vetting of the product APIs are a major part of what people look for right now, integrations not only with other smart building and security products, but with other software platforms, identity platforms and things like that. And so, the buyer has gone from being typically somebody that looked like a facility manager or a security administrator 10 years ago to being somebody that's in the CIO's office and is more concerned with information, data, cyber security, and how this fits into the overall corporate ecosystem of enterprise applications that they have already.

NC: Yeah, I'm kind of a corollary of that. Every software company likes to brag about how sticky they are, you know? And we already talked about how you overtime have differed from a lot of the other cloud companies that are out there. But, you know, in the case of Brivo, once you're in, you're literally a part of the building. So, could you just talk a bit more about how that dynamic plays out with Brivo as opposed to, you know, a Salesforce or just other SaaS cloud companies around?

SVT: Sure, the fact that our subscription revenue is anchored by, you know, something that's physically installed, and it's not just one thing. Literally every point of entry, every elevator what have you, does have a physical piece of electronics that's installed there and then talks back to the cloud. People tend to treat those as fixtures of the building. You know, you don't change out the wiring in your building, you don't change out the plumbing in your building, and you don't change out the access control in your building unless there's a compelling reason to. So, what we've seen is a steady stream of customers coming in who want to get off those older kinds of server-based systems, who want to get into a cloud-based system and once they're with us, they tend to stick around forever. We have customers that are going on 18 years with us and overall, the retention or renewal rate for us has been 95% very consistently for a long time. If you compare to almost any other industry enterprise applications in general, renewal rates hover around 89-90%, something like that. If you're looking at cellular, of course, turnover is a fact of life. If you're looking at streaming subscriptions, they're extremely high. So, I think if you compare to almost any subscription-based industry, you're going to find that we are at the top of the renewal charts and a lot of that has to do with the fact that we're physically anchored inside the real estate itself.

NC: Yeah, and kind of going into that as well, you mentioned that you've been with some of these clients for a very long time and you probably had certain things that have been installed for quite a long time. But you do show in your materials that you are expecting that software to be a recurring chunk of your revenue to make up a larger part of the mix over hardware sales in each of the next several years. Can you talk about how that transition is happening and what is really driving that that subscription side to really grow?

SVT: Sure. So, the simplest way to understand that again, if you look at the history of the company. We started off, when we first launched, we had exactly one subscription line item that people could buy from us and now we have over two dozen. And so, the depth of the subscription relationship that we have with customers has gone up dramatically in the sense that they've got more things in the subscription store that they can buy from us. And going forward, we're going to continue to pursue that same strategy of adding more and more things that they can use. So, for example, in the past few years we've introduced visitor management as adjunct to the platform. That's something that's become very popular. People can just add that right in. And now we have newer things that are using some artificial intelligence and neural networks that they can subscribe to either a la carte or, what we're seeing more and more now, is that people are adopting things at the three tier levels that we have, which is standard, professional and enterprise. And so, people can do wholesale upgrades to the subscription relationship with us and that's been a very important part of increasing our average revenue per account over time.

MH: And so, the proptech space has been majorly impacted by a lot of the big macro trends of the past few years. How did Bravo fare during the pandemic and are things like the present labor shortages impacting the business at all?

SVT: So, during the first four or five months after lockdown, so for the first four or five months after March of 2020, the biggest impact of the business was that our systems integrators could not physically get into customer locations to do installations. People, if you recall that time, were freaked out and didn't understand what protocols would work for having people inside the building. So, a lot of them just said nobody comes in. We bounced back within about four or five months to the levels of new installs that we'd been at in February of 2020. So, there was a V shaped recovery if you remember how those terms were being bounced around at the time. Since then, if you look at really the second half of the pandemic, so if you look at 2021 versus 2020, we grew by 25% plus in that year. And so, I think the trend there has been magnified by the pandemic in two important respects. One, everybody became aware of how important it was to have remote control of your building as well as the population of people who are using it. So, being able to manage a building, manage all those physical devices we talked about before, that became a priority. But the second part of that, managing the people, meant a big shift from using traditional cards and fobs for delegating access to people and shifting over to mobile. And, in fact, we just announced our millionth mobile credential having been issued a couple of months ago. Then the other big part of the shift that accounts for some of the growth is that with a movement toward hybrid working patterns, with a movement toward more coworking spaces, things of that nature, I believe that the density of access control devices per square foot of real estate is actually going up. So, in commercial office space, which is to say, you know, white-collar information worker space, you've got these two countervailing trends. One, people are using less real estate because people are working from home more often and you hear about that trend a lot. The part that you don't hear about is that they're putting more access control per square foot in those spaces. And so, those two are in a dynamic that I believe is resulting in a net increase in consumption there. But as I've mentioned in another context, we have a very, very broad customer base. Only part of our customer base is in those white-collar spaces that we all think of first when we think of commercial real estate. We've literally got everything from agriculture to zoos in our portfolio, and so we're very broadly participating in the entire economy, not just the part that's subject to remote work and work from home and those kinds of things.

MH: And then more on the product side. Your suite gives property managers a lot of data to chew on. So, what are some of those insights in there that your average person just might not think about much but make a big difference?

SVT: The number one thing that people are focused on right now is occupancy, and they're using that to understand first of all, how many people are choosing to come back and work. And then secondly, what they should do going forward. And so, that data becomes very important there. Another example would be everybody’s concerned with sustainability and so that's an area where we participate with other platforms, by supplying occupancy data, people coming in and people going out, to other energy optimization platforms that then tell a client that they're doing better or worse than same time last year or same time last month. And so, those are two examples of ways that data is becoming much more useful and much more relevant to both owners and operators as well as tenants inside of these spaces.

NC: Totally. And so, moving over to the transaction side of things, now it's kind of a question for both of you in a way, in that, Steve, you know, why did you ultimately decide to opt for a SPAC listing rather than continued private raises or an IPO? And for Ricky, what made it seem like Brivo was at that inflection point and ready for a public listening?

RC: So, for us, it was really clear. We are not just a financial investor. We were actually a user of the product. So, we had this very unique perspective that allowed us to truly evaluate what Brivo’s offerings were and be able to comp it to what's out there in the market. And when we did that and we saw the vast delta between where Brivo is and where their competitors are, we knew that this was a company that not only stood on, you know, two decades of experience with a seasoned team and excellent products. We knew from a financial perspective this was a perfect opportunity to use the SPAC vehicle to be able to give them the public markets and the liquidity they need to continue to grow and scale well, well beyond their competitors, not just in the access control. And as Steve had said, being that center of the universe, that center the ecosystem of any physical building gives you so many more data points that allow them to interconnect to other systems, whether it's energy management, whether it's user experience, etc. and even beyond that. So, if you take that data, you can then reverse it and help architects and engineers design more efficient buildings. So, for us this was a natural fit and the SPAC vehicle was a perfect match and combination really designed for companies like Brivo to be able to take them to the public markets.

SVT: So, picking up where Ricky left off, there are really three things for us. One was the amount of capital. Second thing was the cost of capital. And the third thing was the partnership with a proptech focused investment vehicle. And I would say that at the end of the day, that was the biggest differentiator because while there are certainly many sources of private capital out there that are proptech focused and that are operating in this space, one of the big things that was different about Ricky and his team was the history of operating experience in this sector. Not just investing experience in this sector, but actual operating experience in this sector. And that was very important to us because it provided a source of understanding the customer and understanding operators needs at a much deeper level than we thought we would get with some generic money that could be out there and also had.

NC: Certainly, and I wanted to talk also about the fact that the, you know, the company’s post-transaction board looks poised to have a big influx of talent as a result of this transaction as well, and sort of for both of you know, why do you think that those, some of those additions are going to be important? Can we get a little bit more into the expertise that Crown PropTech is bringing into the post-transaction company as well?

RC: Sure, so I'll take it from the Crown PropTech side and I'll let Steve address the new talent that he hopes to have in, in the future. So from our perspective, Crown PropTech is really a merger of teams both from the operating side and asset ownership side, as well as the technology side. So, part of that and my role also sits as the CEO of a company called Rewire which is a prop tech aggregator. And that company essentially aggregates hundreds of technology companies that service the property industry, and we have teams of people that literally create software that curates all of the types of companies similar to Brivo. So, as I mentioned earlier, we're able to do a comp set to, to not only their competitors, but periphery around where Brivo will eventually play in, if not today in the, in the near future, as Brivo builds their offering out. So, for us we saw this from a really technological aspect that we knew would help building owners operate, own, design, build buildings much, much more efficiently in the future, and that efficiency is, is being demanded by lenders by, by investors from all angles that efficiency is, is coming in, as well as of course sustainability efforts, which, which Brivo is going to you know, have in their horizon as well.

SVT: I'll add to that with two other categories of expertise that we're expecting to bring in. One is this is Brivo's transition to being a public company, and so having additional public company expertise at the board level as well as in some of the new executive roles that we brought in or, or will be bringing in. That's certainly one big component there. Then the second thing would be scaling and working with people who have been in entrepreneurial ventures that scaled rapidly to not just the scale that we’re at today, of course, but 10 times the scale that we’re at today and that is in itself a discipline, and a very important one that benefits from folks who have done it before, and understanding both what the opportunities are and what the pitfalls are and being able to steer through all of that, so that would be the second thing we're looking for.

MH: And for Ricky, you clearly have spent a lot of time evaluating the value of prop tech solutions. So what do you think are the most critical aspects for investors to look at with Brivo in assessing its value?

RC: So, we look at the two consistent components here. We look at the technology itself, where they are in the spectrum of the entire offerings that they have, where they are relative to their competitors, where they are relative to the needs of building owners and operators. And then the second aspect is, is the actual team, the company, the foundation that it's built on. So, with those combined together, we feel that there is terms of ranking of what we've seen out there as a SPAC. And viewing other companies, they're head and shoulders above anything that we've really seen out there for those two combined efforts together.

MH: And Steve, what advantages with the public listing are you most excited about leveraging moving forward?

SVT: I think the, the visibility is much higher with the public listing and so that's, that's an important thing, particularly with other enterprise companies that are themselves public. I think there's a level of trust that comes from that because of the, the visibility and, and the, the, the view toward what's actually happening in the company, that a lot of companies feel more comfortable with when they can, they can have that degree of understanding. The second thing, of course we do have a pipeline of M&A interests at this point, and we certainly understand that that's a much more achievable part of our growth story with a public company than, than with a private company, and so I think that's another contributing factor. I hasten to add though, that the projections that we've made that are public already do not actually incorporate any of that so that would all be upside. But I think very interesting upside.

NC: Right and I wanted to get into those potential M&A moves as well a little bit, just in terms of from where you sit and having already built this company for a long time, you I'm sure you have a great sense of what can be done in-house efficiently versus you know, what you know, you want to source from outside and with a, a transaction. So what are sort of the things that you've been looking for most, I saw that you're planning on putting some proceeds towards building out the sales side, is that, is there a potential to gain a large client base through a potential, through M&A? Or are you mostly looking at particular tech pieces you’d like to add?

SVT: We’re the latter, looking at more tech pieces, looking at functionality that we don't necessarily have today. One thing I'll say is that the space we're sitting in, particularly since the addition of mobile quite a few years ago, has become much more experientially focused than, than just security or, or building efficiency focused. And the, the fact that we've sold a million of these applications that allow people to come in and go to buildings with, with their mobile phone means that we've now got a very healthy platform out there for growing additional services that are actually aimed at the building occupiers, as opposed to just building owners. And as I'm sure Ricky will tell you, people who are considering tenancy in, in modern properties are looking for those digital tools. They're looking for the ability to interact with the property and with the property’s management by way of a mobile application, and that's become a differentiator when people are making new lease decisions or making decisions about whether they want to stay where they are. So I think being aligned with those interests of the owners is a very important part and a lot of those same interests actually obtained for companies in terms of evaluating what the workplace looks like and whether they're creating the kind of workplace that employees want to come back into, and I think, particularly with the younger generations of people who are in the workforce, that ability to interact digitally is a very important one. That's how we and they interact with the rest of the world, and to have that be absent from the workplace or from the, the properties that you're using, that's just a big, big absence that I think hurts people that aren't making those investments in digital transformation.

NC: Yeah, totally. Ricky, I saw you nodding a lot there. Do you have anything to add on that point?

RC: Yeah, actually. It's a very interesting point that that Steve brought up, which is the tenants. And whether you're acquiring new tenants into your building or retaining tenants, I personally as well as my senior management team on a very consistent basis every month throughout the year, make sure we go and have tenant interviews, so we are literally meeting decision makers for all of our tenants and just yesterday it came back from a tenant interview for a property we owned in Connecticut, and by far and away the most important features that they always want to have in their buildings is good user experience that's controlled by a digital experience. And that always starts with the access control - how they have their team members entering the building, where are they spending their time, as well as how easy it is to have their guests arrive and depart. So that's all part and parcel to how Brivo’s entire foundation of their system is built on. We think it's really only the beginning, so when we made this investment decision, we looked at Brivo no different than in the last 20 years, how many of the major tech companies as we all know, one started as a bookseller. One started as a search engine. One started as a social network. One started as a messaging app. But we all know beyond that we're able to scale into different lines of adjacencies. But nobody has really taken that and been able to do that in the physical world, starting with 20+ million users. That's a huge advantage over any one of the companies that I just named has never started with that effect. So for us, there's you know, that head start that they have, 20+ million users and getting into the physical buildings, which makes it extremely unique.

NC: Great, the last question I wanted to touch on is just on the technological side, like what is the thing that you think you're most excited about? And thing that you're excited to see integrated into the market and into your own portfolio sometime soon?

SVT: I'd say there's two things, and I, I talked about one of them already, which is the fact that who the user is, is changing for us. So to me this really opens up the world of what it is that we can deliver, and the kinds of services and the kinds of apps that we're developing now that they're aimed at occupiers, which is sort of the industry term for the people using buildings, but more commonly tenants, or employees, what have you. So that's a new part of a user base that we can serve. So to me that is an exciting thing just because of the richness of services that that group wants, as opposed to kind of the traditional facility manager, security manager group, which is still important, but limited set of interests compared to the broader interests of the, the occupier population. And then the second thing that really spans all of those categories that I'm personally very interested in is what we're doing with data, and so we started a new data platform underneath the application about three years ago. We launched it about a year and a half ago, and so since then we've done several new feature or product offerings that sit on top of that. But to me, the, the future is really unlimited in terms of what we're able to do and what people are going to want to do with us. So we started with an open business intelligence tool that's embedded in there based on the recognition that no matter how much you study your customers and how well you think you know them, you can never anticipate all of their needs, especially in the data analytics arena. So by giving them an open BI tool that they can configure to do what they want, we were able to satisfy a lot of requests from very diverse points of view that we couldn't do before. Then in the AI category, there's a couple of very practical things that we've been able to do already. One is the feature that extracts individual video images that would be of interest for understanding an access control event that saves people tons of time, so you cut through all of the, the AI jargon, what's this thing doing for our customers? It’s saving them tons of time. The other thing, the anomaly detection that we do with neural networks, again cutting through all the jargon, what does it do for customers? It can actually find things. It can find that needle in the haystack that really you couldn't do even with spending hundreds of hours a week on it as an individual which, which would be impossible. And so, it's giving people insight that would be un-obtainable through human means, and that's a really important thing that we can do with data as well.

NC: Great, well before I let you gentlemen go, is there any update in terms of the, the timeline for the closing of the transaction?

RC: We're probably looking at late second quarter.

NC: OK great, well yeah, a lot to look forward to both in the prop tech space and with Brivo, we're certainly going to be very interested and excited to see how you guys put everything together moving forward, but thanks so much for being on.

Forward Looking Statements

These communications include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the proposed business combination and the potential success of Brivo’s go-to-market strategy, and expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Brivo, Inc.’s (“Brivo”) and Crown PropTech Acquisition’s (“Crown”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Brivo and Crown. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Crown or Brivo is not obtained; the lack of third party valuation in determining whether or not to pursue the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Brivo; the risk that the conditions to the financing for the proposed business combination may not be satisfied or waived; the effect of the announcement or pendency of the proposed business combination on Brivo’s business relationships, performance and business generally; risks that the proposed business combination disrupts current plans of Brivo and potential difficulties in Brivo employee retention as a result of the proposed business combination; the ability to implement business plans, forecasts and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; Brivo’s ability to attract and retain customers; the combined company’s ability to up-sell and cross-sell to customers, including the success of Brivo’s customers’ development programs, which will drive future revenues; the ability of the combined company to compete effectively and its ability to manage growth; the amount of redemption requests made by Crown’s public shareholders; the ability of Crown or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the risk that the combined company’s securities will not be approved for listed on the New York Stock Exchange or if approved, that such listing will be maintained; and those factors discussed in Crown’s final prospectus dated February 8, 2021, Annual Report on Form 10-K for the year ended December 31, 2021, and the preliminary proxy statement/prospectus of Crown related to the proposed business combination dated February 11, 2022, in each case, under the heading “Risk Factors,” and other documents of Crown filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Crown nor Brivo presently know or that Crown and Brivo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Crown’s and Brivo’s expectations, plans or forecasts of future events and views as of the date of this communication. Crown and Brivo anticipate that subsequent events and developments will cause Crown’s and Brivo’s assessments to change. However, while Crown and Brivo may elect to update these forward-looking statements at some point in the future, Crown and Brivo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Crown’s and Brivo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Crown for their consideration. Crown filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include, when available, a definitive proxy statement to be distributed to Crown’s shareholders in connection with Crown’s solicitation for proxies for the vote by Crown’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Brivo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Crown will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Crown’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Crown’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Crown, Brivo and the proposed business combination. Shareholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Crown, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 667 Madison Avenue, 12th Floor, New York, NY 10065, attention: Nikki Sacks.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Crown, Brivo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Crown’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crown’s shareholders in connection with the proposed business combination is set forth in the Registration Statement. You can find more information about Crown’s directors and executive officers in Crown’s final prospectus dated February 8, 2021 and filed with the SEC on February 10, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.